                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                               (Amendment No. 1)
                           BLUE DIAMOND COAL COMPANY
                           -------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ($1.00 par value per share)
                          ---------------------------
                         (Title of class of securities)

                                  095383 10 5
                                  -----------
                                (CUSIP NUMBER)

                            James River Coal Company
                        701 East Byrd Street, Suite 1100
                            Richmond, Virginia 23219
                         Attention:  James B. Crawford
                           Telephone No. 804-780-3000
                           --------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                                   Copy to:
                             T. Justin Moore, III
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                           Richmond, Virginia 23219

                               February 13, 1998
                               -----------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box [_].

                              Page 1 of __ Pages

                       Exhibit Index appears on page __

CUSIP NO.  095383 10 5      13D                      PAGE 2 OF ** PAGES


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     James River Coal Company
     54-1471697

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [_]   (b)  [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     BK

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia
--------------------------------------------------------------------------------

   NUMBER OF                 7  SOLE VOTING POWER
    SHARES                      470,240

  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY                    N/A

 EACH REPORTING              9  SOLE DISPOSITIVE POWER
                                470,240

   PERSON WITH               10 SHARED DISPOSITIVE POWER
                                N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     470,240

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.3%

14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

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


     This Amendment No. 1 amends and supplements the statement on Schedule 13D dated December 29, 1997 (the "Schedule 13D"), filed by James River Coal Company, a Virginia corporation ("JRCC"), relating to the shares of Common Stock, $1.00 per share (the "Common Stock") of Blue Diamond Coal Company, a Delaware corporation (the "Issuer"). Capitalized terms used herein have the meanings as set forth in the Schedule 13D unless otherwise defined herein.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     On February 13, 1998, JRCC exercised the Option to purchase 470,240 shares of BDCC Common Stock (the "Shares") from Hamilton as provided for in the Option Agreement. JRCC acquired the Shares pursuant to a Stock Purchase Agreement entered into between JRCC and Hamilton dated as of February 13, 1998 (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit 1. JRCC
                                                             ---------
acquired the Shares with funds provided by a $175,000,000 Credit Agreement among JRCC, First Union National Bank, as syndicate and documentation agent ("First Union") and a syndicate of banks party thereto (the "Credit Agreement"), a copy of which is attached hereto as Exhibit 2.
                               ---------

Item 4.   Purpose of Transaction.
          ----------------------

     On February 11, 1998, BDCC, JRCC and James River Coal MergerSub, Inc., a wholly owned subsidiary of James River ("MergerSub") entered into an agreement of Merger (the "Merger Agreement") providing for the merger (the "Merger") of MergerSub with and into BDCC, a copy of which is incorporated herein by reference. Pursuant to the terms of the Merger Agreement and at the effective time of the Merger (the "Effective Time"), each share of Common Stock of BDCC outstanding prior to the Effective Time (other than the Shares owned by JRCC, treasury shares which will be canceled and shares as to which appraisal rights are exercised) will be converted into a right to receive (i) from JRCC, $60.413 in cash (the "Cash Consideration") and (ii) from BDCC, certain contingent consideration (the "Contingent Consideration") (the Cash Consideration and Contingent Consideration are referred to collectively herein as the "Merger Consideration"). The Contingent Consideration will be paid pursuant to a Contingency Agreement to be entered into immediately prior to the Effective Time between JRCC, BDCC and Hamilton, (the "Contingency Agreement") which provides for payments to BDCC shareholders, on a pro rata basis, of 50% of the net value of the reduction, if any, in BDCC's liability under the Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act"), if such reduction is a result of certain legislative action or formal judicial action occurring within a five year period following the Effective Time. Upon the Effective Time, BDCC will be the surviving corporation of the Merger and shall be a wholly owned subsidiary of JRCC.

     Except as set forth above, neither JRCC, nor to the knowledge of JRCC, any person listed on Exhibit 4, has any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to those enumerated above.

     Notwithstanding the foregoing, JRCC may formulate plans or proposals with respect to one or more of the foregoing in the future. JRCC and the persons listed on Exhibit 4 reserve the right to purchase or sell additional shares of the Common Stock, at any time, without further notice or prior amendment to the
Schedule 13D. JRCC and the persons listed on Exhibit 4 also reserve the right to change their intentions with respect to any or all of the foregoing and their right to act either alone or together with any other person or group.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     JRCC currently owns 470,240 shares of Common Stock of the Issuer, representing approximately 50.3% of the shares of Common Stock of the Issuer shown as outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1997.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Reference is made to the Purchase Agreement and Credit Agreement described in Item 3 and the Merger Agreement described in Item 4 of this Statement, copies of which are filed as Exhibits 1, 2 and 3, respectively, hereto. Except as described in the Schedule 13D or as amended by this Amendment, neither JRCC, nor, to the best of its knowledge, any of the persons listed on Exhibit 4 hereto, is a party to any contract, arrangement, understanding or relationship regarding the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding or proxies, with any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1      Stock Purchase Agreement dated February 13, 1998.



     Exhibit 2      Credit Agreement dated February 11, 1998.


     Exhibit 3 Agreement of Merger dated February 11, 1998 filed as Appendix A to the Schedule 14A filed by Blue Diamond Coal Company on February 20, 1998 is incorporated by reference herein.

     Exhibit 4      Directors and Executive Officers of JRCC.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                   JAMES RIVER COAL COMPANY



Date:  February 24, 1997           By:   /s/ James B. Crawford
                                         ---------------------
                                         James B. Crawford
                                         Chairman of the Board
                                         and Chief Executive Officer

                                 EXHIBIT INDEX

Exhibit No.                        Description                             Page
-----------                        -----------                             ----
  1                Stock Purchase Agreement dated February 13, 1998......   **

  2                Credit Agreement dated February 11, 1998..............   **

  3                Agreement of Merger dated February 11, 1998 filed as
                   Appendix A to the Schedule 14A filed by Blue Diamond
                   Coal Company on February 20, 1998 is incorporated by reference herein.

  4                Directors and Executive Officers of JRCC..............   **

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